UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

AMYLIN PHARMACEUTICALS, INC.

(Name of Subject Company)

AMYLIN PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

032346108

(CUSIP Number of Class of Securities)

Daniel M. Bradbury

President and Chief Executive Officer

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, California 92121

(858) 552-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Nancy Lieberman, Esq.

Ann Beth Stebbins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to the Schedule 14D-9 (“Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on July 10, 2012 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule 14D-9”), by Amylin Pharmaceuticals, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by B&R Acquisition Company, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Share”) at a purchase price of $31.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), each of which is attached to the Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Bristol-Myers Squibb and certain of its affiliates, including Merger Sub, with the SEC on July 10, 2012. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of the sub-section titled “Regulatory Approvals – United States Antitrust”:

“At 11:59 PM New York City time, on Tuesday July 31, 2012, the waiting period applicable to the Offer and the Merger under the HSR Act expired. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to the Schedule 14D-9 is true, complete and correct.

AMYLIN PHARMACEUTICALS, INC.

By:	/s/ Harry J. Leonhardt
Name: Harry J. Leonhardt
Title: Senior Vice President, Legal and
Compliance, and Corporate
Secretary

Dated: August 1, 2012

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